UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

American CryoStem Corporation

(Exact Name of Registrant as Specified in its Charter)

Nevada	26-4574088
(State of Incorporation or Organization)	(IRS Employer Identification Number)

188 East Bergen Plaza, Red Bank, NJ	07701
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock $0.001 par value per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the common stock of American CryoStem Corporation (the “Company”) and the provisions of the Company’s charter documents are summaries and are qualified by reference to the Company’s amended and restated articles of incorporation (the “Articles of Incorporation”), its amended and restated by-laws (the “By-laws”) and the certificate of designation listed as exhibits to this registration statement. The Company and its common stock are also governed by the corporate laws of the State of Nevada.

Authorized and Outstanding

We are authorized to issue up to 300,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of March 31, 2012, there were approximately 27,210,662 shares of our common stock issued and outstanding, which shares were held by approximately 56 stockholders of record.

All outstanding shares of common stock are fully paid and non-assessable.

Common Stock

Holders of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors from time to time may determine. Holders of our common stock are entitled to one (1) vote for each share held on all matters submitted to a vote of our stockholders. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on such distributions and payment of other claims of creditors.

Preferred Stock

Our Articles of Incorporation authorizes the issuance of shares of preferred stock in one or more series. Our board of directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix: (1) the number of shares constituting such series and the designation of such series, (2) the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and (3) any qualifications, preferences, limitations or restrictions pertaining to such series; all of which may be fixed by the board of directors pursuant to a resolution or resolutions providing for the issuance of such series duly adopted by the board of directors.

The provisions of a particular series of authorized preferred stock, as designated by the board of directors, may include restrictions on the payment of dividends on common stock. Such provisions may also include restrictions on our ability to purchase shares of common stock or to purchase or redeem shares of a particular series of authorized preferred stock. Depending upon the voting rights granted to any series of authorized preferred stock, issuance thereof could result in a reduction in the voting power of the holders of common stock. In the event we dissolve, liquidate or wind up our business, whether voluntarily or involuntarily, the holders of the preferred stock, if any, will receive, in priority over the holders of common stock, any liquidation preference established by the board of directors, together with accumulated and unpaid dividends. Depending upon the consideration paid for preferred stock, the liquidation preference of preferred stock and other matters, the issuance of preferred stock could result in a reduction in the assets available for distribution to the holders of our common stock in the event we liquidate.

As of the date hereof, no series of preferred have been designated and no shares of preferred have been issued.

Item 2. Exhibits.

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K with the Securities and Exchange Commission on June 15, 2011).

3.2.	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2011).

4.1	Stock Specimen (incorporated by referenced to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 16, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAN CRYOSTEM CORPORATION

By:	/s/ Anthony F. Dudzinski
Anthony F. Dudzinski
Chief Operating Officer and Director

Dated: April 5, 2012